Exhibit 99.2

LETTER TO THE SHAREHOLDERS

To our shareholders,

You are invited to attend an annual general and special meeting of holders of shares of Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”, “BWS”, “we,” “our” or the “company”). The meeting will occur at 10:30 a.m. Eastern Daylight Time on June 10, 2025, in a virtual meeting format via live audio webcast available online at www.virtualshareholdermeeting.com/BNT2025. You can read about the business of the meeting beginning on page 12 of the accompanying Management Information Circular (the “Circular”). This Circular also provides important information on voting your shares at the meeting, our ten director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual general and special meeting can be found in the “General Proxy Matters” section of the Circular.

Our company was incorporated on December 10, 2020, under Bermuda law as an exempted company limited by shares. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. In doing so, we seek to match our liabilities with a portfolio of high- quality investments to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.

An investment in our company’s class A exchangeable limited voting shares (“class A exchangeable shares”) is intended to be, as nearly as practicable, functionally and economically equivalent to an investment in class A limited voting shares (“Brookfield Class A Share”) of Brookfield Corporation. Each exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time and receives distributions at the same time and in the same amount per share as the cash dividends paid on each Brookfield Class A Share. Due to this intended economic equivalence, we strongly encourage shareholders to read the company’s continuous disclosure documents together with those of Brookfield Corporation.

Potential Share Issuances

In November 2023, our company successfully completed a reverse exchange offer (the “2023 Exchange Offer”), pursuant to which holders of Brookfield Class A Shares were offered newly issued class A-1 exchangeable non-voting shares (the “class A-1 exchangeable shares”) in exchange for a Brookfield Class A Share on a one-for-one-basis.

In the future our company or Brookfield Corporation or one of its subsidiaries (a “Brookfield Acquiror”) may seek to provide shareholders of Brookfield Corporation with opportunities to increase their ownership of our class A exchangeable shares by way of one or more public or private reverse exchange or similar transactions, including offers similar to the 2023 Exchange Offer, or by way of other mechanisms, such as an offer by Brookfield Corporation to its shareholders. Our company is therefore seeking the approval of our shareholders to issue or provide for the delivery of class A exchangeable shares, directly or indirectly, during the twelve-month period from the date of the meeting, in connection with one or more reverse exchange offers or transactions having a similar effect (including any initial issuance of class A exchangeable shares to a Brookfield Acquiror for subsequent delivery to Brookfield Corporation shareholders) (such transactions, “Share Issuance Transactions”). The company has made no determination to proceed with any Share Issuance Transaction, and there is no guarantee that a Share Issuance Transaction may occur during such twelve-month period.

The purpose of any Share Issuance Transaction will be to increase the equity base and market capitalization of our company, which in turn will position our company for future growth. Brookfield Wealth Solutions is a “paired entity” to Brookfield Corporation, enabling any such Share Issuance Transaction to be structured so that the equity base and market capitalization of Brookfield Wealth Solutions can be enhanced without any dilution to holders of class A exchangeable shares or Brookfield Class A Shares.

If consummated, each Share Issuance Transaction would also provide holders of Brookfield Class A Shares with an alternative, efficient means through which to hold an interest in the paired entity.

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Record Date and Other Shareholder Information

The company has fixed May 8, 2025, as the record date for determining those shareholders entitled to receive notice and to vote at the meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the meeting.

Your vote is important regardless of the number of shares you own and your relative voting power may be increased or decreased in accordance with the terms of the class A exchangeable shares as set out in our bye- laws (the “Class A Voting Adjustment”) and as further described in Part One – Questions and Answers. Whether or not you plan to attend the meeting, please take the time to vote by using the internet or by telephone as described in this Circular or by completing the enclosed proxy card and mailing it in the enclosed envelope. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

If you are not registered as the holder of your shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. See the section in the Circular entitled “General Proxy Matters” for further information on how to vote your shares.

On behalf of the board of directors, I wish to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 10, 2025.

Yours truly,

“Lori Pearson”

Lori Pearson

Chair of the Board of Directors

May 8, 2025

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

An annual general and special meeting (the “meeting”) of the holders of class A exchangeable limited voting shares (“class A exchangeable shares”), class B limited voting shares (the “class B shares”) and class C non-voting shares (the “class C shares”) of Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”, “we,” “our” or the “company”) will be held on June 10, 2025 at 10:30 a.m. Eastern Daylight Time (“EDT”), in a virtual meeting format via live audio webcast available online at www.virtualshareholdermeeting.com/BNT2025.

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2024, including the external auditor’s report thereon;

2.	to elect each of the ten director nominees of the company who will serve until the next annual meeting of shareholders;

3.	to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass a resolution (the “Return of Capital Resolution”) approving: a quarterly return of capital distributions on each of the class A exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2025, December 31, 2025, March 31, 2026, and June 30, 2026;

5.	as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass a resolution (the “Share Issuance Resolution”) authorizing our company to issue or provide for the delivery of, directly or indirectly, up to a maximum of 150,000,000 class A exchangeable shares, during the twelve- month period from the date of the meeting, in connection with one or more public or private reverse exchange or similar transactions, including offers similar to the 2023 Exchange Offer (as defined in the Circular) or transactions having a similar effect (including any initial issuance of class A exchangeable shares to a subsidiary of Brookfield Corporation for subsequent delivery to Brookfield Corporation shareholders) (each such transaction, a “Share Issuance Transaction” and collectively, the “Share Issuance Transactions”); and

6.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Specific details relating to the Return of Capital Resolution, the Share Issuance Resolution and the other matters to be considered at the meeting are set forth in our management information circular (the “Circular”) accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular.

The board unanimously recommends that shareholders vote FOR each of the ten director nominees of our company, the Return of Capital Resolution, the Share Issuance Resolution and the related matters at the meeting.

The meeting will be held in a virtual meeting format as a means to afford equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: www.virtualshareholdermeeting.com/BNT2025. See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a shareholder of our company at the close of business on May 8, 2025, the record date for the meeting. See “Questions and Answers” in the Circular for more information on voting rights.

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Instructions on Voting at the Virtual Meeting

Your vote is important regardless of the number of shares you own. Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Friday, June 6, 2025. You can cast your proxy vote in the following ways:

•	On the Internet at www.proxyvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	Call by telephone at 1.800.474.7493.

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

Seamus MacLoughlin

Seamus MacLoughlin
Corporate Secretary

May 8, 2025

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INFORMATION FOR ALL SHAREHOLDERS

Our company’s class A exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to the Brookfield Class A Shares. Each exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on Brookfield Corporation’s SEDAR+ profile at www.sedarplus.com and on Brookfield Corporation’s EDGAR profile at www.sec.gov/edgar.

The information concerning Brookfield Corporation contained in this Circular has been publicly filed or provided by Brookfield Corporation. Although the company has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, the company does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Brookfield Corporation, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the company.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of the company for use at the meeting and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting. See “General Proxy Matters”.

Information contained in this Circular is given as of May 8, 2025, unless otherwise stated. As the company operates primarily in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to “$” are to United States dollars and references to “C$” are to Canadian dollars. Unless the context requires otherwise, when used in this Circular, the terms “we”, “us”, “our”, or the “company” means Brookfield Wealth Solutions Ltd. (formerly Brookfield Reinsurance Ltd.) together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries.

INFORMATION FOR SHAREHOLDERS IN THE UNITED STATES AND CANADA

As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda and the regulations promulgated thereunder (the “Bermuda Act”). The proxy requirements under Section 14(a) of the U.S. Exchange Act of 1934 and under Canadian securities laws are not applicable to the company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Bermuda law may be different from such requirements under U.S. and Canadian securities laws and that requirements under Bermuda law as they relate to Bermuda companies may differ from requirements under U.S. and Canadian corporate laws as they apply to U.S. or Canadian companies, respectively.

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FORWARD-LOOKING STATEMENTS AND INFORMATION

This Circular contains “forward-looking information” within the meaning of applicable securities laws, including but not limited to, Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations (collectively, “forward- looking statements”). Forward-looking information includes statements relating to the company and Brookfield that are predictive in nature and depend upon or refer to future results, events or conditions, and includes, but is not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of our company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of our company are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and other similar expressions.

Although the company believes that such forward-looking statements are based on reasonable beliefs, estimates, assumptions and expectations of future performance, actual results may differ materially from the forward-looking statements. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

For further information on these known and unknown risks, please see Item 3.D “Risk Factors” included in our most recent annual report on Form 20-F (the “Form 20-F”) and other risks and factors that are described therein, including those described in our Form 20-F under Item 4.B “Business Overview” and Item 5.A “Operating Results”. Our Form 20-F is available on EDGAR at www.sec.gov/edgar and SEDAR+ at www.sedarplus.ca.

Readers of this Circular are cautioned that risk factors outlined or incorporated by reference in this Circular are not exhaustive, and that other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Circular. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

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MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE – QUESTIONS AND ANSWERS	3
PART TWO – GENERAL PROXY MATTERS	6
PART THREE – PRINCIPAL HOLDERS OF SHARES	11
PART FOUR – BUSINESS OF THE MEETING	12
Receiving the Consolidated Financial Statements	13
Election of Directors	13
Majority Voting Policy	14
Voting by Proxy	14
Director Nominees	14
Summary of 2025 Nominees for Director	20
2024 Director Attendance	21
Appointment of External Auditor	21
Principal Accounting Firm Fees	22
Return of Capital Distributions and Capital Reductions	22
Potential Share Issuances	23
PART FIVE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	26
Overview	26
Mandate of the Board	26
Size, Independence and Composition of our Board	27
Election and Removal of Directors	27
Meetings of the Board	27
Meetings of Independent Directors	28
Independent Directors	28
Term Limits and Board Renewal	29
Board Diversity Policy	29
Expectations of Directors	29
Director Share Ownership Requirements	30
Director Orientation and Education	30
Committees of the Board	30
Audit Committee	30
Governance and Nominating Committee	31
Compensation Committee	31
Board, Committee and Director Evaluation	32
Board and Management Responsibilities	32
Code of Business Conduct and Ethics	32
Personal Trading Policy	33
PART SIX – DIRECTOR COMPENSATION	34
Director Compensation	34
PART SEVEN – REPORT ON EXECUTIVE COMPENSATION	36

Compensation Philosophy of Our Company	36
Compensation Elements for our NEOs	36
Base Salaries	36
Cash Bonus and Long-Term Incentive Plans	37
Summary of Compensation	40
Summary Compensation Table	40
Option Awards and Share-Based Awards at December 31, 2024	41
Outstanding Option Awards at December 31, 2024	41
Value Vested or Earned During 2024	42
Pension and Retirement Benefits	42
Termination and Change of Control Benefits	43
PART EIGHT – OTHER INFORMATION	44
Indebtedness of Directors, Officers and Employees	44
Audit Committee	44
Additional Information	44
Other Business	44
Directors’ Approval	45
APPENDIX “A” RESOLUTIONS TO BE APPROVED AT THE MEETING	A-1

Part One – Questions and Answers

The following is intended to address certain key questions concerning the meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Questions and Answers” have the meanings set forth in this Circular.

Questions	Answers

What items of business am I voting on?	At the meeting, you will be voting on:

	1.	the election of the directors;

	2.	the appointment of the auditor and authorization of the board of directors of the company (the “Board”) to fix the auditors’ remuneration;

	3.	quarterly return of capital distributions on each of the class A exchangeable shares and the class B shares of our company; and

	4.	the issuance or delivery, directly or indirectly, of up to a maximum of 150,000,000 class A exchangeable shares in connection with one or more Share Issuance Transactions or similar transactions.

The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to this Circular.

Who is entitled to vote?

Except as otherwise provided in this Circular, holders of class A exchangeable shares and class B shares as at the close of business on May 8, 2025, being the record date for the meeting, are each entitled to one vote per share on the items of business identified above, subject to the Class A Voting Adjustment as set out in our bye-laws and described below.

Holders of the company’s class C shares, all of which are held indirectly by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. In accordance with applicable law, as the case may be, the holders of the company’s class C shares are entitled to one vote per share on the Share Issuance Resolution identified above, voting separately as a class. No other matters being put forward at the meeting require the approval of the holders of class C shares.

How does the Class A Voting Adjustment work?	Our bye-laws provide that no holder is permitted to exercise more than 9.9% of the total votes attaching to the class A exchangeable shares even if their ownership exceeds 9.9%. Our bye-laws provide a mechanism pursuant to which any class A exchangeable share held by a shareholder that exceeds the 9.9% threshold will be deemed to carry no voting rights in the hands of such holder, and the excess voting rights will be re- allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings. The re-allocation will be based on

Questions	Answers

all of the issued and outstanding class A exchangeable shares regardless of the votes represented at the applicable meeting. In the event that the re-allocation of voting rights would result in the creation of a new shareholder being able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, the re-allocation will occur repeatedly until there is no shareholder with more than 9.9% of the voting rights.

As a result of the Class A Voting Adjustment and depending on their ownership, holders of class A exchangeable shares may experience an increase or decrease in their voting power. Any votes allocated to a holder pursuant to the re-allocation will be voted in accordance with the voting instructions provided in respect of their class A exchangeable shares. While the report of voting results for the meeting will be calculated by taking into account the Class A Voting Adjustment, our company will not specifically advise shareholders of their adjusted voting power.

I am a Registered Shareholder. How do I vote my shares?	Voting procedures for Registered Shareholders generally allow voting online at www.proxyvote.com, by mail using the business reply envelope accompanying your proxy, or by telephone at 1.800.474.7493. See “General Proxy Matters”.

I am a Non-Registered Shareholder. How do I vote my shares?	If your shares are held through a bank, trust company, broker or other Intermediary, you are a Non-Registered Shareholder and must contact your Intermediary to vote your shares. The procedures generally allow voting on the internet and by telephone and by mail. See “General Proxy Matters”.

When is the proxy cut-off?

Registered Shareholders must submit their proxy prior to 5:00 p.m. EDT on Friday, June 6, 2025 (the “Proxy Deadline”). Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “General Proxy Matters”.

Can I change or revoke my proxy after I have submitted it?	Yes. Registered Shareholders have the right to revoke a proxy. In addition to revocation in any manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by providing new instructions. Registered Shareholders can download a blank proxy form from SEDAR or from our website at https://bnt.brookfield.com under “Reports & Filings” and send a new proxy form in one of the following ways:

•	complete and sign the proxy form with a later date than the one previously sent and deliver or deposit it to Broadridge Investor Communications Corporation (Broadridge) as described on the proxy form before 5:00 p.m. EDT on Friday, June 6, 2025;

•	submit new voting instructions, as outlined on the proxy by telephone or internet before 5:00 p.m. EDT on Friday, June 6, 2025;

•	deliver or deposit an instrument in writing with new voting instructions signed by the Registered Shareholder or

Questions	Answers

attorney as authorized by the Registered Shareholder in writing to the company before 5:00 p.m. EDT on Monday, June 9, 2025, or if the meeting is postponed, before 5:00 p.m. EDT on the business day before the meeting is reconvened; or

•	if a Registered Shareholder has followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke the previous instructions.

Non-Registered Shareholders who wish to change their vote should contact their intermediaries to determine the procedure to be followed. See “General Proxy Matters”.

Whom can help answer my questions?	You should direct inquiries relating to the meeting to:

Brookfield Wealth Solutions Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke Bermuda HM08
Attention: Company Secretary

Part Two – General Proxy Matters

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1:	Log in online at: www.virtualshareholdermeeting.com/BNT2025 at least 15 minutes before the meeting starts in order to allow for ample time to check into the meeting online and to complete the related procedures.

Step 2:	Follow these instructions:

•	Registered Shareholders: Enter your 16-digit control number into the Shareholder Login section and click on “Enter Here”. The 16-digit control number located on the form of proxy or in the email notification you received from Broadridge is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

•	Duly appointed proxyholders: Click the “Appointee Login” and then enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to attend, ask questions at the meeting or vote their exchangeable shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder to vote the applicable exchangeable shares on their behalf at the meeting.

Follow the instructions to access the meeting and vote when prompted.

•	Guests: Click “Guest” and then complete the online form.

It is important that all attendees log in to the meeting website at least 15 minutes prior to the start of the meeting to allow enough time to complete the log in process. Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to attend, ask questions and vote at the meeting in person or online by using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.

If you have any difficulties logging in to the meeting online, please contact Broadridge’s online shareholder meeting help line using the toll-free number shown on the login page. If you are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. EDT on June 6, 2025 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	To vote by internet: access www.proxyvote.com and follow the instructions for electronic voting. You will need your control number; or

•	To vote by mail: sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy in the envelope provided or in one addressed to Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, Ontario L3R 9Z9.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the company) to represent you as proxyholder at the meeting. If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy, or, voting instruction form, very carefully, including:

•	inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and
•	informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting, whether online or in person.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access, ask questions and vote at the meeting on your behalf by no later than 5:00 p.m. EDT on Friday, June 6, 2025.

To vote by telephone, call toll-free at 1.800.474.7493. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a Non-Registered Shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the company.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Seamus MacLoughlin, Corporate Secretary of the company, or in the alternative, Thomas Corbett, Chief Financial Officer of the company (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. The person you appoint does not need to be a shareholder. If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy, or, voting instruction form, very carefully, including:

•	inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and
•	informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting, whether online or in person.

Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares.

See “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Broadridge in the envelope provided to you by mail to be received no later than 5:00 p.m. EDT on June 6, 2025, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.proxyvote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on June 6, 2025, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the company at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, June 6, 2025, or any adjournment of the meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Wealth Solutions Ltd. c/o Broadridge Investor Communications Corporation

Ideation House, First Floor

94 Pitts Bay Road

Pembroke Bermuda HM08

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 12 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the company is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Broadridge Investor Communications Corporation, counts and tabulates the proxies.

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, class A exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the company has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your broker or other intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.

If you wish to attend, access and vote at the meeting online, attend and vote at the meeting in person or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.

In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully in order to appoint yourself or another person (other than the named proxyholders) to vote at the meeting, including:

•	inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and

•	if you have appointed someone other than yourself to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.

If you wish to appoint yourself or another person (other than the named proxyholders) , as your proxyholder, you are encouraged to do so online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, neither you nor that other person, as applicable, will be able to access, ask questions and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1:	Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2:	After you receive a valid legal proxy from your Intermediary, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 2 above. You must then submit the legal proxy to Broadridge Investor Communications Corporation. You can send the legal proxy by mail to: Broadridge Investor Communications Corporation, Attention: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, Ontario L3R 9Z9. The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Please ensure that Broadridge Investor Communications Corporation receives your form no later than the voting deadline of 5:00 p.m. EDT on Friday, June 6, 2025.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online
TSX Trust Company	Tel: (416) 682-3860	Email: shareholderinquiries@tmx.com
301 – 100 Adelaide Street West, Toronto,	within Canada and the United States	Website: www.tsxtrust.com
Ontario M5H 4H1	toll free at 1-800-387-0825
Fax: 1-888-249-6189 or
(514) 985-8843

Part Three – Principal Holders of Shares

The table below presents information as of May 8, 2025 regarding the beneficial ownership of our voting securities shares held by each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares.

	Class A Exchangeable Shares Beneficially Owned(1)		Class B Shares Beneficially Owned

Name	Number	Percentage(2)	Number	Percentage
Bruce Flatt(2)	15,718,802	9.9%	—	—
BNT Partners Trust(3)	—	—%	24,000	100%
Partners Value Investments Inc.(4)	8,213,563	9.9%	—	—

(1)	The percentages shown are based on approximately 43,449,884 class A exchangeable shares outstanding as of May 8, 2025. Our bye-laws provide that no holder shall be permitted to exercise more than 9.9% of the total votes attaching to the class A exchangeable shares. Accordingly, the percentages shown reflect the voting power attaching to the shares owned by Mr. Flatt and Partners Value Investments Inc., respectively, based on the voting adjustment mechanics in our bye-laws. See Part One – Questions and Answers for more information on the Class A Voting Adjustment.

(2)	Mr. Flatt, directly and indirectly (including in certain instances through non-controlling interests), owns 15,718,802 class A exchangeable shares, which represents 36.17% of the issued and outstanding class A exchangeable shares based on 43,449,884 class A exchangeable shares outstanding on May 8, 2025.

(3)	BNT Partners Trust (“BNT Trust”) beneficially owns all of our class B shares. As the sole holder of the Class B shares, BNT Trust is entitled to elect half of our Board and approve all other matters requiring shareholder approval, voting separately as a class. The beneficial interests in BNT Trust, and the voting interests in its trustee, are held as follows: Bruce Flatt (41%), Barry Blattman, Brian Kingston and Sachin Shah (27%) in equal parts, and Anuj Ranjan, Connor Teskey, Cyrus Madon and Bill Powell (32%) in equal parts. As such, no single individual or entity controls BNT Trust. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of BNT Trust. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are partners of Brookfield, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell.

(4)	Partners Value Investments Inc. (“PVII”) holds 8,213,563 class A exchangeable shares through its wholly-owned subsidiary, PVII BN Holdings LP, which represents 18.90% of the issued and outstanding class A exchangeable shares based on 43,449,884 class A exchangeable shares outstanding on May 8, 2025.

To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.

Part Four – Business of the Meeting

We will address the following items at the meeting:

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2024, including the external auditor’s report thereon;

2.	to elect each of the ten director nominees of the company who will serve until the next annual meeting of shareholders;

3.	to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the Board to set its remuneration;

4.	to consider and, if thought advisable, pass the Return of Capital Resolution approving: a quarterly return of capital distributions on each of the class A exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2025, December 31, 2025, March 31, 2026, and June 30, 2026:

5.	as required under the laws of the Toronto Stock Exchange, to consider and, if thought advisable, pass the Share Issuance Resolution, authorizing our company to issue or provide for the delivery of, directly or indirectly, up to a maximum of 150,000,000 class A exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more Share Issuance Transactions or similar transactions; and

6.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The share conditions for the class A exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares who vote in respect of the resolution, each voting as a separate class. As a result, except as otherwise provided in this Circular, to become effective, the items of business identified above require the approval by a majority of the votes cast by the holders of class A exchangeable shares and the holder of class B shares who vote in respect of such resolution, each voting as a separate class, other than the Share Issuance Resolution which requires the approval of the holder of class C shares voting separately as a class. For the avoidance of doubt, the approval by holders of class A exchangeable shares shall be determined in accordance with the Class A Voting Adjustment set forth in our bye-laws such that the voting rights of a shareholder exceeding the specified 9.9% threshold for total voting power shall be re-allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings, as further described in our bye-laws and in Part One – Questions and Answers.

Holders of the company’s class C shares, all of which are held indirectly by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. In accordance with applicable law and our bye-laws, as the case may be, the holder of the company’s class C shares is entitled to one vote per share on the Share Issuance Resolution identified above, voting separately as a class. No other matters being put forward at the meeting require the approval of the holder of class C shares.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” in this Circular.

Receiving the Consolidated Financial Statements

You can find the company’s audited consolidated financial statements for the year ended December 31, 2024, together with the notes thereto and the independent auditor’s report thereon on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The audited combined consolidated financial statements have been in accordance with U.S. GAAP as permitted by securities regulators in Canada.

Election of Directors

The size of our Board is currently set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by the holder of class B shares being resident in any one other country (aside from Bermuda), provided that the Board may, at its discretion, increase or decrease the residency requirements. As a result of the ten director nominees proposed by management to be elected at the meeting, the Board has determined to increase the residency requirements so that no more than four directors may be resident in any one country (aside from Bermuda).

Holders of class A exchangeable shares are entitled to elect one-half of the Board. BNT Trust, which holds all of the class B shares is entitled to elect the other one-half of the Board.

Our bye-laws provide for cumulative voting in that each holder of class A exchangeable shares and class B shares, as applicable, has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, which number may be increased or decreased in accordance with our company’s Class A Voting Adjustment as set out in our bye-laws and above under Part One – Questions and Answers, multiplied by the number of directors to be elected by the holder and all holders of shares of the class entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted. Where votes have been allocated to a holder pursuant to the re- allocation process to effect the Class A Voting Adjustment, such votes shall be voted in accordance with the voting instructions provided in respect of such holders’ other class A exchangeable shares. Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of our company.

The following persons are proposed as nominees for election by the holders of class A exchangeable shares:

•	William Cox	•	Anne Schaumburg	•	Dr. Soonyoung Chang	•	Lars Rodert	•	Michele Coleman Mayes

The following persons are proposed as nominees for election by the holder of class B shares:

•	Sachin Shah	•	Barry Blattman	•	Gregory Morrison	•	Jay Wintrob	•	Lori Pearson

Majority Voting Policy

The Board has adopted a majority voting policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Election of Directors” on page 13 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Four of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the ten director nominees be elected at the meeting to serve as directors of the company until the next annual meeting of shareholders or until their successors are elected or appointed.

All director nominees were elected as members of the Board at our annual general and special meeting of shareholders held on July 22, 2024, and are standing for re-election.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the company to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the company.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, and in accordance with the bye- laws of the company, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of class A exchangeable shares and other public company board positions held, as at May 8, 2025. See “Director Share Ownership Requirements” in Part Five of this Circular for further information on director share ownership requirements.

The following ten individuals are nominated for election as directors of the company:

Barry Blattman has served as a director of our company since November 2021. Mr. Blattman is also Vice Chair and a director of Brookfield Asset Management Ltd. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the board of Montefiore Health System, and chairs its Real Estate Planning and Development Committee.
Barry Blattman	BWS Board / Committee Membership	Public Board Membership During Last Five Years
Age: 62	Board	Brookfield Asset Management Ltd.	2025 – Present
Director since: November, 2021	Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Areas of Expertise: Asset Management, Infrastructure, Private Equity, Real Estate Principal Residence: New York, USA	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	747,803	—	747,803

Dr. Soonyoung Chang has served as a director of our company since November 2021. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.
Dr. Soonyoung Chang	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
Age: 67	Board Compensation Committee	Brookfield Property Partners L.P. Brookfield Property REIT Inc.	2014 – 2021 2018 – 2021
Director since: November, 2021 (Independent)(c)	Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Areas of Expertise: Asset Management, Real Estate Principal Residence: Dubai, United Arab Emirates	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	—	—	—

Michele Coleman Mayes has served as a director of our company since August 2023. Ms. Mayes was previously Vice President, General Counsel and Secretary for the New York Public Library from August 2012 until February 2024. Ms. Mayes has also served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate- Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit. Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013 to 2014. In 2016 she was elected to the Board of Directors of Gogo Inc., where she chairs the Nominating and Governance Committee and is a member of the Audit Committee. Since March 2021, Ms. Mayes has been a non-director member of the Exelon Corporation’s Special Litigation Committee. Ms. Mayes holds a BA from the University of Michigan and a JD from the University of Michigan Law School. In 2024, Ms. Mayes received Michigan Law’s Distinguished Alumni Award.
Michele Coleman Mayes	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
Age: 75	Board Governance and Nominating Committee	Gogo Inc.	2016–Present
Director since: August, 2023 (Independent)(c)	Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Areas of Expertise: Insurance, Financial Services, Manufacturing, Legal Government and Public Policy, Human Resource Management, Real Estate Principal Residence: New York, USA	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	—	—	—

William Cox has served as director of our company since May 2021. Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at the University of Lynchburg in Virginia.
William Cox	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
Age: 62	Board (Lead Independent Director) Governance and Nominating Committee (Chair) Audit Committee Compensation Committee	Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020–Present 2016 – Present
Director since: May, 2021 (Independent)(c)	Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Areas of Expertise: Real Estate, Mergers and Acquisitions, Government Principal Residence: Devonshire, Bermuda	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	5,965	—	5,965

Gregory Morrison has served as director of our company since December 2020. A resident of Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Multi-Strat Holdings Ltd., Property Insurance Company of America, Western Investment Company Limited, Riverstone International Bermuda Ltd., AESIR Limited and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).
Gregory Morrison	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
Age: 67	Board Audit Committee	Western Investment Company Limited Trisura Group Ltd.	2024 – Present 2017 – 2024
Director since: December, 2020 (Independent)(c)	Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Areas of Expertise: Insurance, Actuarial, Risk Management Principal Residence: Smith’s Parish, Bermuda	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	—	—	—

Lori Pearson has served as the Chair of the Board of our company since August 2023. Ms. Pearson is a Managing Partner and is Vice Chair of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of Pathways to Education in Canada and the Brookfield Foundation where she also serves as President. She is a past member of the Boards of Brookfield Asset Management Ltd. and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.
Lori Pearson	BWS Board / Committee Membership	Public Board Membership During Last Five Years
Age: 63	Board (Chair)	Norbord Inc. Brookfield Asset Management Ltd.	2019 – 2021 2022 – 2023
Director since: August, 2023	Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Areas of Expertise: Asset Management, Human Resource Management Principal Residence: Toronto, Ontario, Canada	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	133,024	—	133,024

Lars Rodert Age: 63 Director since: November, 2021 (Independent)(c) Areas of Expertise: Asset Management, Real Estate Principal Residence: Stockholm, Sweden

Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and CEO of ÖstVästAdvisory AB. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, North America, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

	BWS Board/Committee Memberships	Public Board Membership During Last Five Years
	Board Governance and Nominating Committee Audit Committee (Chair)	Samhallsbyggnadsbolaget i Norden AB Brookfield Property Preferred L.P. Brookfield Property Partners L.P. PCCW Ltd. Brookfield Property REIT Inc.	2023 – Present 2021 – Present 2013 – Present 2012 – Present 2018 – 2022
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	—	—	—

Anne Schaumburg

Age: 75

Director since: May, 2021

(Independent)(c)

Areas of Expertise: Energy and Power, Mergers and Acquisitions, Capital Markets, Marketing,

Human Resource Management

Principal Residence:

New Jersey, USA

Anne Schaumburg has served as a director of our company since May 2021. Ms. Schaumburg was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on the NYSE. During her 18-year tenure at NRG Energy, Inc., she served as Lead Independent Director, Chair of the Audit Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation and serves on their respective audit committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.
BWS Board/Committee Memberships	Public Board Membership During Last Five Years
Board Compensation Committee (Chair) Governance and Nominating Committee Audit Committee	Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2008 – Present 2005 – 2024
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
1,450	—	1,450

Sachin Shah is the Chief Executive Officer of our company and has served as the director of our company since May 2021. In this role, he is responsible for overall leadership and management of our company and sets its strategic direction as a leading provider of retirement services, wealth protection products and tailored capital solutions. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield Asset Management Ltd. and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of

Canada.

Sachin Shah(a)
Age: 48
Director since: May, 2021
	BWS Board/Committee Membership	Public Board Membership During Last Five Years
Areas of Expertise: Insurance, Energy and Power, Asset Management, Infrastructure, Private Equity, Real Estate	Board	Brookfield Renewable Partners L.P. Brookfield Renewable Corporation American Equity Investment Life Holding Company	2021 – 2023 2020 – 2022 2020 – 2022
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares

Principal Residence: Toronto, Ontario, Canada	832,403	—	832,403

Jay Wintrob Age: 68 Director since: November, 2021 Areas of Expertise: Insurance, Asset Management, Private Equity, Real Estate Principal Residence: Los Angeles, USA

Jay Wintrob has served as a director of our company since November 2021. Mr. Wintrob is the former Chief Executive Officer of Oaktree Capital Management (2014-2024) and served as a member of Oaktree’s board of directors from 2011-2024. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including the Eli & Edythe Broad Foundation, the Broad Contemporary Art Museum, the Doheny Eye Institute, the Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.

	BWS Board/Committee Membership	Public Board Membership During Last Five Years
	Board	Oaktree Capital Management, L.P.	2011 – 2024
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(a)	Class B Shares(b)	Total Number of Shares
	—	—	—

Notes:

(a)	The directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5% of the outstanding class A exchangeable shares.
(b)	BNT Trust beneficially owns all of our class B shares.
(c)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Summary of 2025 Nominees for Director

The following summarizes the qualifications of the 2025 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:
• High personal and professional integrity and ethics	• A commitment to sustainability
• A proven record of success	• An inquisitive and objective perspective
• Experience relevant to the company’s global activities	• An appreciation of the value of good corporate governance

If all director nominees are elected at the meeting, the Board will be comprised of ten directors, which the company considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the company and provide strategic advice to management. The company reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy & Business Development	Mergers & Acquisitions	Finance & Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Sustainability Matters	Industry Experience
Barry Blattman	✓	✓	✓	✓		✓	✓	Asset Management; Infrastructure; Private Equity; Real Estate
Dr. Soonyoung Chang	✓	✓	✓	✓		✓	✓	Asset Management; Real Estate
William Cox	✓	✓	✓	✓	✓	✓	✓	Real Estate; Mergers and Acquisitions; Government
Michele Coleman Mayes	✓	✓	✓		✓	✓	✓	Insurance; Financial Services; Manufacturing; Legal; Government and Public Policy; Human Resource Management; Real Estate
Gregory Morrison	✓	✓	✓	✓	✓	✓	✓	Insurance; Actuarial; Risk Management
Lori Pearson	✓		✓	✓		✓	✓	Asset Management; Human Resource Management
Lars Rodert	✓	✓	✓		✓	✓		Asset Management; Real Estate
Anne Schaumburg	✓	✓	✓			✓	✓	Energy and Power;

Director Nominees	Corporate Strategy & Business Development	Mergers & Acquisitions	Finance & Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Sustainability Matters	Industry Experience
Mergers and Acquisitions; Capital Markets; Marketing; Human Resource Management
Sachin Shah	✓	✓	✓	✓		✓	✓	Insurance; Energy and Power; Asset Management; Infrastructure; Private Equity; Real Estate
Jay Wintrob	✓	✓	✓	✓	✓	✓	✓	Insurance; Asset Management; Private Equity; Real Estate

2024 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings either in person or by video or teleconference. The table below shows the number of Board and committee meetings each director attended in 2024. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee	All
Barry Blattman	No	4 of 4	—	—	—	100%
Dr. Soonyoung Chang	Yes	4 of 4	—	—	3 of 3	100%
William Cox	Yes	4 of 4	5 of 5	4 of 4	3 of 3	100%
Michele Coleman Mayes	Yes	4 of 4	—	4 of 4	—	100%
Gregory Morrison	Yes	4 of 4	5 of 5	—	—	100%
Lori Pearson	No	4 of 4	—	—	—	100%
Lars Rodert	Yes	4 of 4	5 of 5	4 of 4	—	100%
Anne Schaumburg	Yes	4 of 4	5 of 5	4 of 4	3 of 3	100%
Sachin Shah	No	4 of 4	—	—	—	100%
Jay Wintrob	No	4 of 4	—	—	—	100%

Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the company. Deloitte LLP is the principal external auditor of the company. Deloitte LLP has served as the external auditor of the company since December 14, 2020. The appointment of the external auditor must be approved by: (i) a majority of the votes cast by holders of class A exchangeable shares, and (ii) a majority of the votes cast by the holder of class B shares.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted AGAINST in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Our company has retained Deloitte LLP to act as our company’s principal accountant. Aggregate fees billed to the company for the fiscal year ended December 31, 2024, by Deloitte LLP amounted to approximately $20.4 million.

From time to time, Deloitte LLP also provides consultative and other non-audit services to the company pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the years ended December 31, 2024, and December 31, 2023. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

	($millions)	2024	2023
Audit Fees(1)		19.4	11.9
Audit-Related Fees(2)		0.9	1.8
Tax Fees(3)		0.1	—
Total Fees		20.4	13.7

(1)	Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries.
(2)	Audit-related fees relate to ancillary services primarily driven by French language translation of our annual and quarterly filings and the adoption of ASU 2018-12 Targeted Improvements for Long Duration Contracts.
(3)	Tax fees are principally for assistance in tax compliance and tax advisory services.

Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.

The Audit Committee has received representations from Deloitte LLP regarding its independence and has considered the relations described above in arriving at its determination that Deloitte LLP is independent with respect to the company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Return of Capital Distributions and Capital Reductions

The declaration and payment of distributions on our company’s shares are at the discretion of the Board and may be in the form of a dividend or, subject to shareholder approval, a return of capital distribution or a combination thereof. As our class A exchangeable shares are intended to be, as nearly as practicable, economically equivalent to Brookfield class A Shares, all distributions on our class A exchangeable shares have been paid at the same time and in the same amount as cash dividends paid on the Brookfield Class A Shares. Since September 29, 2021, the company has paid all quarterly distributions on the class A exchangeable shares and class B shares in the form of returns of capital and intends to continue to do so to the extent possible in the future. Any return of capital distributions and corresponding reductions to the company’s authorized share capital by the company require shareholder approval under Bermuda corporate law and our bye-laws.

The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolution is not indicative of the distributions that will actually be declared or paid by the company. As noted above, it is expected that distributions on our class A exchangeable shares will be paid at the same time and in the same amount as cash dividends are paid on the Brookfield Class A Shares. The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolution represents the maximum amount of return of capital distributions that the company will be authorized to make in the applicable periods, and is intended to provide the company with sufficient flexibility to accommodate changes that may occur before the next general meeting of shareholders meeting, including potential increases in the number of shares outstanding and any increases in the cash dividends paid on the Brookfield Class A Shares.

The Board recommends that the shareholders vote for the Return of Capital Resolution to approve:

(a)	quarterly returns of capital on each of the class A exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of each three-month period ending on or around September 29, 2025, December 31, 2025, March 31, 2026, and June 30, 2026, of:

(i)	in the case of the class A exchangeable shares, up to the aggregate amount of $15,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board;

(ii)	in the case of the class B shares, up to the aggregate amount of $10,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board; and

(iii)	a reduction to the authorized share capital of the company by a par value reduction which corresponds to the above quarterly returns of capital in respect of the class A exchangeable shares and the class B shares.

The Board recommends that you vote FOR the Return of Capital Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Potential Share Issuances

In November 2023, our company successfully completed a reverse exchange offer (the “2023 Exchange Offer”), pursuant to which holders of Brookfield Class A Shares were offered newly issued class A-1 exchangeable non-voting shares in exchange for a Brookfield Class A Share on a one-for-one basis.

In the future our company or Brookfield Corporation or one of its subsidiaries (a “Brookfield Acquiror”) may seek to provide shareholders of Brookfield Corporation with opportunities to increase their ownership of our class A exchangeable shares by way of one or more Share Issuance Transactions or other similar mechanisms, such as an offer by Brookfield Corporation to its shareholders. The purpose of any such Share Issuance Transaction will be to increase the equity base and market capitalization of our company and which in turn will position our company for future growth. As described below, any such Share Issuance Transaction will be non-dilutive to holders of class A exchangeable shares or Brookfield Class A Shares.

Brookfield Wealth Solutions is a “paired entity” to Brookfield Corporation by virtue of (i) the class A exchangeable shares (A) being exchangeable into Brookfield Class A Shares on a one-for-one basis and (B) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares, and (ii) Brookfield Corporation indirectly, owning 100% of the class C shares. These features enable any such Share Issuance Transaction to be structured so that the equity base and market capitalization of Brookfield Wealth Solutions can be enhanced without any dilution to holders our class A exchangeable shares or of Brookfield Class A Shares. If consummated, the Share Issuance Transactions would also provide holders of Brookfield Class A Shares with an alternative, efficient means through which to hold an interest in the paired entity.

Brookfield Wealth Solutions shareholders will be asked at the meeting to consider and, if thought fit, to approve, with or without amendment, an ordinary resolution authorizing the company to issue or provide delivery of up to a maximum of 150,000,000 class A exchangeable shares, directly or indirectly, during the twelve-month period from the date of the meeting, in connection with one or more Share Issuance Transaction. The company has made no determination to proceed with any Share Issuance Transaction, and there is no guarantee that a Share Issuance Transaction will occur during such twelve-month period.

It is a policy of the TSX that in the event that during any six-month period a listed company issues, pursuant to prospectus exempt (private placement) transaction and/or acquisition more than 25% of the number of its shares which are outstanding (on a non-diluted basis), prior to giving effect to such transactions, approval of the shareholders must be obtained. Approval of the Share Issuance Resolution will obviate the necessity of obtaining shareholder approval for each specific Share Issuance Transaction, thereby reducing the time required to obtain regulatory approval and decreasing the company’s administrative costs relating to such transactions. We believe that any class A exchangeable shares issued in connection with one or more Share Issuance Transaction would result in an increase to the equity base and market capitalization of our company, which in turn would position our company for future growth.

Insiders of our company who hold Brookfield Class A Shares may elect to participate in one or more Share Issuance Transactions or similar transactions. As a result, any Share Issuance Transaction or similar transaction, if consummated, may constitute a “related party transaction” for the purposes of MI 61-101. Because any one or more Share Issuance Transactions or similar transaction may constitute a “related party transaction” (as defined in MI 61- 101), our company is seeking to obtain “minority approval” (as defined in MI 61-101) in connection with the Share Issuance Resolution pursuant to section 5.6 of MI 61-101 and in accordance with Part 8 of MI 61-101. Brookfield Corporation, by virtue of indirectly owning, 100% of the class C shares is the sole holder of “affected securities” (as defined in MI 61-101). As a result, the Share Issuance Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holders of the class C shares, voting in each case as a separate class.

Approval of the Share Issuance Resolution does not relate to, nor does it involve any financing transaction of the company. If consummated, the class A exchangeable shares issuable in connection with one or more Share Issuance Transaction or similar transaction relate specifically to the issuance of class A exchangeable shares of our company on a one-for-one basis with Brookfield Class A Shares.

If the Share Issuance Resolution is approved at the meeting, our company will have the right to issue up to an aggregate of 150,000,000 class A exchangeable shares during the 12-month period from the date of the meeting in connection with one or more Share Issuance Transaction.

TSX Requirements

The TSX Company Manual requires that the Share Issuance Resolution be approved by the holders of a majority of the currently issued and outstanding class A exchangeable shares, excluding the votes attached to the class A exchangeable shares held by insiders of our company who hold Brookfield Class A Shares and their associates and affiliates.

Issuance of Shares in Excess of 25%

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where the number of securities issuable exceeds 25% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction.

Since one or more Share Issuance Transaction or similar transactions could result in our company issuing up to 150,000,000 class A exchangeable shares, representing, in the aggregate, approximately 345% of the number of issued and outstanding class A exchangeable shares as of May 8, 2025 (being 43,449,884 class A exchangeable shares) approval of shareholders under the TSX rules is being sought in respect of the class A exchangeable shares issuable pursuant to one or more Share Issuance Transaction or similar transactions.

Issuance of Shares in Excess of 10% to an Insider

Pursuant to section 611(b) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in certain circumstances, the aggregate number of securities issuable to insiders in any six-month period is greater than 10% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first transaction involving the issuance of securities to an insider during such six-month period. Furthermore, the insiders participating in such transaction are not eligible to vote their securities in respect of such approval.

Insiders of our company who hold Brookfield Class A Shares may elect to participate in one or more Share Issuance Transaction or similar transaction. As a result, disinterested shareholder approval is required under the TSX rules.

As at the date hereof, and subject to the impact of the Class A Voting Adjustment, if any, our company estimates that approximately 14.7 million class A exchangeable shares held by our insiders, or their associates and affiliates will be excluded for the purpose of determining approval of the Share Issuance Resolution.

Share Issuance Resolution

The Share Issuance Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holders of class C shares, voting in each case as a separate class.

The Board recommends that you vote FOR the Share Issuance Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Part Five – Statement of Corporate

Governance Practices

Overview

The company’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The company’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to Board action and the powers delegated to the Board committees are governed by our memorandum of association, bye-laws and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of our company except as required by applicable law, the memorandum of association or the company’s bye-laws. The following is a summary of certain provisions of the memorandum of association, bye-laws and policies that affect our company’s governance.

Mandate of the Board

Our Board oversees the management of our company’s business and affairs directly and through three standing committees: the Audit Committee, Governance and Nominating Committee and Compensation Committee (collectively, the “Committees”). The responsibilities of our Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by our Board. All Board and Committee charters are posted on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Our Board is responsible for:

•	overseeing our company’s long-term strategic planning process and reviewing and approving its annual business plan;

•	overseeing management’s approach to managing the impact of key risks facing our company;

•	safeguarding shareholders’ equity interests through the optimum utilization of our company’s capital resources;

•	promoting effective corporate governance;

•	overseeing our company’s sustainability approach and other related practices;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long- term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

•	approving any change in the identity of the executive officers of our company and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning;

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements; and

•	overseeing and reviewing our company’s whistleblowing policies and practices.

Size, Independence and Composition of our Board

The Board is currently comprised of ten directors. The size of our Board currently is set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the Board may, at its discretion, increase or decrease the residency requirements. As a result of the Board being comprised of ten directors, the Board determined to increase the residency requirements so that no more than four directors may be resident in any one country (aside from Bermuda).

In addition, our bye-laws provide that no directors or employees of Brookfield Corporation shall serve as a director of our company elected by holders of class A exchangeable shares. At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full Board using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in our Board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our Board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the Board. BNT Trust who holds all of the class B shares is entitled to elect the other one-half of the Board. Our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Our bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holders of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; and (b) with respect to the directors elected by the holder of the class B shares, an affirmative vote of the class B shareholder holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. A director will be automatically removed from our Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Meetings of the Board

Our Board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. Our Board is responsible for its agenda. At all quarterly meetings, the independent directors meet without the presence of management and the directors that are not independent.

In 2024, there were four regularly scheduled Board meetings. Four regular Board meetings are scheduled for 2025.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

Independent Directors

At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full Board using the standards for independence established by the NYSE.

The company obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are a non-independent director (all director nominees who are also current members of management are, by definition, non-independent directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield Corporation may arise. See Item 6.C “Board Practices—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest” in our Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an independent, non-independent or management director.

Director	Independent(a)	Management(b)	Reason for Non-Independent or Management Status
Barry Blattman(c)		✓	Vice Chair of Brookfield Asset Management Ltd.
Dr. Soonyoung Chang	✓
William Cox	✓
Michele Coleman Mayes	✓
Gregory Morrison	✓
Lori Pearson(d)		✓	Vice Chair of Brookfield Corporation
Lars Rodert	✓
Anne Schaumburg	✓
Sachin Shah		✓	Chief Executive Officer and Managing Partner of Brookfield Wealth Solutions Ltd.
Jay Wintrob(e)		✓	Former Chief Executive Officer of Oaktree Capital Management

Notes:

(a)	“Independent” refers to the board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.
(b)	“Management” refers to a director nominee who is a current member of management.
(c)	Mr. Blattman does not meet any bright line tests under which he would be “non-independent” under applicable stock exchange guidelines and securities laws. However, given Mr. Blattman’s position as Vice Chair of Brookfield Asset Management Ltd., and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Mr. Blattman to be non-Independent at this time.

(d)	Ms. Pearson does not meet any bright line tests under which she would be “non-independent” under applicable stock exchange guidelines and securities laws. However, given Ms. Pearson’s position as Vice Chair of Brookfield Corporation, and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Ms. Pearson to be non- Independent at this time.
(e)	Mr. Wintrob does not meet any bright line tests under which he would be “non-Independent” under applicable stock exchange guidelines and securities laws. However, given Mr. Wintrob’s recent position as Chief Executive Officer of Oaktree Capital Management, and the nature of the services provided by Oaktree Capital Management to the company, the Governance and Nominating Committee has determined Mr. Wintrob to be non-Independent at this time.

The Board considers that the six directors listed as “Independent” above (approximately 60% of the Board) are independent.

Term Limits and Board Renewal

The governance and nominating committee of the Board (the “Governance and Nominating Committee”) leads the effort to identify and recruit candidates to join our Board. In this context, the Governance and Nominating Committee’s view is that our Board should reflect a balance between the experience that comes with longevity of service on our Board and the need for renewal and fresh perspectives.

The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, our company does not have term limits or other mechanisms that compel Board turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our Board can help our company adapt to a changing business environment and Board renewal is a priority.

The Governance and Nominating Committee reviews the composition of our Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew our Board.

Board Diversity Policy

Our company is committed to enhancing the diversity of our Board. Our company’s view is that our Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve our Board’s diversity goals, our company adopted the following written policy:

•	Board appointments will be based on merit, having due regard for the benefits of diversity on our Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and

•	In the director identification and selection process, diversity on our Board, including the level of representation of women on our Board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our Board.

The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise. The Governance and Nominating Committee is responsible for implementing our Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to our Board any necessary changes that should be made to the policy.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the company places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance of Board meetings, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings; (ii) if they become involved in a legal dispute, regulatory or similar proceeding that could materially impact their ability to serve as a director and/or negatively impact the reputation of the company; (iii) if the director takes on new responsibilities in business, government, the community or likewise which may conflict with the goals of the company and/or materially reduce his or her ability to serve as a director; or (iv) there is any other change in the director’s personal or professional circumstances that could adversely impact the company or the director’s continued service on the Board. The Charter of Expectations is reviewed annually, and a copy is posted on the company’s website bnt.brookfield.com, under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations sets forth share ownership requirements for directors, which are in place because we believe that directors can better represent shareholders if they have economic exposure to our company themselves. We require that each director hold class A exchangeable shares, Brookfield Class A Shares and/or Deferred Share Units (“DSUs”) of Brookfield Corporation having, in the aggregate, a value equal to at least two times the director’s annual retainer fee (“Annual Retainer”), as determined by the Board from time to time. Directors of our company are required to meet this requirement within five years of their date of appointment.

Effective January 1, 2025, directors of our company are required to elect to receive 50% of their Annual Retainer in the form of DSUs until they have met the minimum share ownership for directors. Once the minimum share ownership is met, directors are required to receive 25% of their annual Board fees in the form of DSUs.

Director Orientation and Education

New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

Our Board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to ensure their understanding of industry- related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance. Additionally, all directors are required to maintain a current understanding of our company’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and our company’s strategic initiatives.

Committees of the Board

The three standing Committees of our Board assist in the effective functioning of our Board and help ensure that the views of independent directors are effectively represented: Audit Committee, Governance and Nominating Committee and the Compensation Committee of the Board.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our Board. It is our Board’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is comprised of: Lars Rodert, Gregory Morrison, Anne Schaumburg and William Cox. The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full Board and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our Board for a determination as to whether this association affects the independent status of the director.

The full text of the charter of the Audit Committee is on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of: William Cox, Michele Coleman Mayes, Lars Rodert and Anne Schaumburg. It is the responsibility of the Governance and Nominating Committee, in consultation with the Board’s Chair, to assess from time to time the size and composition of our Board and its Committees, to review the effectiveness of our Board operations and its relations with management, to assess the performance of our Board, its Committees and individual directors, to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our Board has implemented a formal procedure for evaluating the performance of our Board, its Committees and individual directors where the Governance and Nominating Committee reviews the performance of our Board, its Committees and the contribution of individual directors on an annual basis.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our Board and for recommending candidates for membership on our Board, including the candidates proposed to be nominated for election to our Board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our Board to ensure that our Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our Board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to sustainability matters, which includes a review of our company’s current and proposed sustainability initiatives and any material disclosures regarding sustainability matters.

The full text of the charter of the Governance and Nominating Committee is on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Compensation Committee

The Compensation Committee is comprised of: Anne Schaumburg, William Cox, and Dr. Soonyoung Chang. As such, the Compensation Committee consisted solely of independent directors. The Compensation Committee is responsible for reviewing and reporting to our Board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, including an incentive compensation and equity-based compensation. The Compensation Committee annually assesses the performance of the Chief Executive Officer, taking into consideration the business operations and objectives of the company as well as the fact that our company is a paired entity to Brookfield Corporation. The Compensation Committee also reviews, in consultation with the Chief Executive Officer, the performance of senior management. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of our Board, be reasonably expected to interfere with the exercise of their independent judgment.

Our Board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that our Board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about our company’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In reviewing our company’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of our company. The Compensation Committee also seeks to ensure our company’s compensation practices do not encourage excessive risk-taking behavior by the senior management team.

The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

The full text of the charter of the Compensation Committee is on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Board, Committee and Director Evaluation

Our Board believes that a regular and formal process of evaluation improves the performance of our Board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our Board and its Committees. The results of the survey are reviewed by the Governance and Nominating Committee, and any recommendations from the Governance and Nominating Committee are sent to our Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our Board and its Committees, and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings and communicating with shareholders and regulators. The Board has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.

The Board has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer is to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the Board, to supervise day-to-day management and to communicate with shareholders and regulators.

Code of Business Conduct and Ethics

Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at bnt.brookfield.com and has been filed on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors, officers and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.

All directors, officers and employees of our company are required to provide a written acknowledgment upon joining our company that they are familiar with and will comply with the Code of Business Conduct and Ethics. All directors, officers and employees of our company are required to provide this same acknowledgment annually. Our Board reviews the Code of Business Conduct and Ethics annually to consider whether to approve changes in our company’s standards and practices.

The full text of the Code of Business Conduct and Ethics is available on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Personal Trading Policy

All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibit trading in the securities of our company, Brookfield Corporation or Brookfield Asset Management Ltd., while in possession of material undisclosed information about our company, Brookfield Corporation or Brookfield Asset Management Ltd., as applicable. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in securities of our company, Brookfield Corporation and Brookfield Management Ltd.

Part Six – Director Compensation

Director Compensation

For the year ended December 31, 2024, the directors of our company were entitled to an annual retainer of $150,000 for their service on the Board, the Committees (as applicable), and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000 for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are employees of our company or Brookfield receive no fees for their services on the Board.

Compensation Element	Amount for the Year Ended December 31, 2024 ($)
Annual Retainer	150,000
Audit Committee Chair Additional Retainer	20,000
Audit Committee Member Additional Retainer (Non-Chair)	10,000
Lead Independent Director Additional Retainer	50,000

In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split between our company and the other Brookfield-managed entity.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2024. The directors are paid inU.S. dollars. The Governance and Nominating Committee periodically reviews Board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Name	Fees Earned in Cash ($)	Share and Option Based Awards ($)	All Other Compensation(5) ($)	Total Annual Compensation ($)
Barry Blattman(4)	—	—	—	—
Michele Coleman Mayes	150,000	—	—	150,000
Dr. Soonyoung Chang	150,000	—	15,000	165,000
William Cox(1)(2)	210,000	—	—	210,000
Gregory Morrison(1)	160,000	—	—	160,000
Lori Pearson(4)	—	—	—	—
Lars Rodert(1)(3)	170,000	—	7,500	177,500
Anne Schaumburg(1)	160,000	—	—	160,000
Sachin Shah(4)	—	—	—	—
Jay Wintrob	150,000	—	15,000	165,000

Notes:

(1)	Audit Committee Member.
(2)	William Cox served as Lead Independent Director.
(3)	Lars Rodert served as Audit Committee Chair.

(4)	Due to their role with our company or Brookfield, as applicable, each of Barry Blattman, Lori Pearson and Sachin Shah do not receive compensation in their capacities as directors.
(5)	Mr. Wintrob, Dr. Chang, and Mr. Rodert each received a long-distance stipend of $15,000. The payment of Mr. Rodert’s long-distance travel stipend was split between our company and Brookfield Properties Partners L.P.

Part Seven – Report on Executive Compensation

Compensation Philosophy of Our Company

Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom were previously employees of Brookfield and who were provided to our company, pursuant to the amended and restated administration agreement between our company and Brookfield Corporation dated August 5, 2022 as amended on March 22, 2024 and as further amended and restated on October 29, 2024 (the “Administration Agreement”). The Chief Executive Officer, Chief Financial Officer and Chief Investment Officer were, up until March 22, 2024, employees of Brookfield who performed functions for our company that would make them NEOs of our company.

Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly, our company’s Compensation Committee is responsible for determining and approving the compensation of all of our NEOs, including the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer.

During 2024, our NEOs received approximately $29 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. Our NEOs may, at the discretion of our company, or Brookfield Corporation, and/or Brookfield Asset Management Ltd. as applicable, participate in certain long-term incentive plans of our company, Brookfield Corporation and/or Brookfield Asset Management Ltd. for their services to our company, Brookfield Corporation or Brookfield Asset Management Ltd., including in the form of DSUs, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation, Brookfield Asset Management Ltd. and Brookfield Wealth Solutions long-term incentive plans have similar terms and conditions.

There are no employment contracts between the NEOs and our company or Brookfield Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.

Compensation Elements for our NEOs

The primary elements of total compensation for our NEOs include base salary, annual management incentive plan awards, which we refer to as a cash bonus, and participation in long-term incentive plans.

Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of the long-term incentive plans of Brookfield or our company, which vest over time, in order for the executives to increase their ownership interest under one of the long- term incentive plans of Brookfield or our company and to be consistent with our company’s focus on long-term value creation.

The Compensation Committee recommends to the Board the final approval of the compensation for the NEOs.

Base Salaries

Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, each of Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy, the performance of the business as a whole and significant contributions to the business strategy of Brookfield.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objectives set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.

Given that the class A exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, Brookfield Corporation and our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans remained appropriate.

Brookfield’s long-term incentive plans are intended to encourage share ownership in Brookfield Class A Shares, increase executives’ interest in the success of Brookfield, and encourage the retention of executives as a result of the delayed vesting of awards. The purpose of these arrangements is to align the interests of Brookfield shareholders and management and to motivate executives to improve Brookfield’s and our company’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables us to attract and retain talented executives.

Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:

1.	Management Share Option Plan. The management share option plans of Brookfield Corporation (the “MSOP”), governs the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.	Deferred Share Unit Plan. Brookfield’s deferred share unit plans (the “DSUP”), provides for the issuance of DSUs, the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield’s compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.	Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plan, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase the respective Brookfield Class A Shares. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.

Executives who have, or previously had, responsibilities in Brookfield’s dedicated fund management groups may have long term incentive arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors.

In addition to these plans, our company has established several share-based long-term incentive plans, in which certain NEOs of our company participate. They are described in more detail below:

1.	BWS Restricted Stock Plan. In 2023, our company adopted a restricted stock plan (the “BWS Restricted Stock Plan”). Executive officers and key employees of our company, Brookfield Corporation and Brookfield Asset Management Ltd. (other than non-employee members of the Board and residents of the United States) designated by the Board that provide services to our company or our company’s Affiliates are eligible to participate in the BWS Restricted Stock Plan, subject to applicable laws and regulations. For the purposes of the BWS Restricted Stock Plan, “Affiliate” means with respect to a person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. The maximum number of class A exchangeable shares that may be issued under the BWS Restricted Stock Plan shall be equal to 10% of the issued and outstanding class A exchangeable shares from time to time, subject to adjustment in accordance with the provisions of the BWS Restricted Stock Plan. Further, the number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the BWS Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Brookfield Class A Shares. The Board administers the BWS Restricted Stock Plan and determines the vesting period for each grant of class A exchangeable shares, which is generally 20% per year over five years commencing the first year after the grant. The class A exchangeable shares are not transferable until they are vested and no longer subject to any hold periods under the BWS Restricted Stock Plan, other than in the event of death or as otherwise approved by the Board. No incremental entitlements will be triggered by a change in control of our company under the BWS Restricted Stock Plan. The BWS Restricted Stock Plan contains an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of class A exchangeable shares issuable under the BWS Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit class A exchangeable shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BWS Restricted Stock Plan or any class A exchangeable share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BWS Restricted Stock Plan.

2.	BWS Escrowed Stock Plan. In 2024, our company adopted the BWS Escrowed Stock Plan. The BWS Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the Board for an extended period and to further align their long-term interests with those of other shareholders in a manner that is less dilutive than alternative long term ownership plans, such as option plans. The BWS Escrowed Stock Plan will result in no net dilution over time because any newly issued class A exchangeable shares under the BWS Escrowed Stock Plan will be fully offset by the cancellation of class A exchangeable shares. In addition, awards granted under the BWS Escrowed Stock Plan cannot exceed, in either case, 10% of the issued and outstanding are intended to replace other forms of compensation that our company may offer to executives or other persons designated by the Board, and not to increase the overall compensation received by those individuals. The number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements, including under the BWS Restricted Stock Plan and the BWS Escrowed Stock Plan, cannot exceed, in either case, 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. The BWS Escrowed Stock Plan governs the award of class A exchangeable shares (the “BWS Escrowed Shares”), of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by the Compensation Committee. Each escrowed company is capitalized with common shares and preferred shares issued to our company. Each escrowed company will directly or indirectly purchase class A exchangeable shares. Escrowed companies may purchase class A exchangeable shares in the open market or, subject to obtaining exemptive relief, acquire the exchangeable shares that were acquired by Brookfield upon exchanges by our company’s shareholders. Participants will either be awarded BWS Escrowed Shares or be provided with an election to contribute class A exchangeable shares or other BWS Escrowed Shares of a different escrowed company as consideration for the BWS Escrowed Shares. Dividends paid to each escrowed company on the class A exchangeable shares acquired by the escrowed company will be used to pay dividends on the preferred shares which are held by our company and on certain BWS Escrowed Shares held by participants who contributed the underlying class A exchangeable shares to an escrowed company in connection with the award of BWS Escrowed Shares. The BWS Escrowed Shares acquired by an escrowed company will not be voted. Except as otherwise determined by our Board, 20% of BWS Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to an including the fifth anniversary of the grant of the BWS Escrowed Shares. On date(s) determined by the holders of the BWS Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested BWS Escrowed Shares will be acquired by our company in exchange for the issuance of class A exchangeable shares from treasury, where the value of such class A exchangeable shares being issued is equal to the BWS Escrowed Shares being acquired. The value of the escrowed shares will be equal to the increase in value of the class A exchangeable shares held by the escrowed company since the grant date of the BWS Escrowed Shares, based on the volume-weighted average price of the class A exchangeable shares on the New York Stock Exchange on the date of the exchange.

Each of our NEOs are subject to our company’s clawback policy. Pursuant to our clawback policy, executive officers of our company may be required to pay our company an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation, including short- and long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to our company. The Compensation Committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect our company’s reputation and competitive ability, executive officers of our company may be required to make such a payment if they engage in conduct that is detrimental to our company during or after the cessation of their employment with our company. Detrimental conduct includes any conduct or activity, whether or not related to the business of our company, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other indictable offences; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of our company’s Code of Business Conduct and Ethics; or (iv) material violations of our company’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the executive officer to re-pay any Award granted or paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised by the executive officer; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer.

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2024.

Mr. Shah, Mr. Lorilla and Mr. McRaith are paid in U.S. Dollars. Mr. Corbett and Mr. Forestell are paid in Canadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7300, which was the average exchange rate for 2024 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

Name and Principal Position	Year	Annual Base Salary ($)	Annual Cash Bonus(1) ($)	Share-based Awards			Options- Based Awards	Pension Value ($)	All Other Compensation(6) ($)	Total Annual Compensation ($)
				Deferred Share Units (DSUs)(2) ($)	Restricted Shares (3) ($)	Escrowed Shares(4) ($)	Options(5) ($)
Sachin Shah, Chief Executive Officer	2024	750,000	—	750,000	—	12,917,850	—	—	30,104	14,447,954
Lorenzo Lorilla, Chief Investment Officer	2024	625,000	625,000	—	3,000,000	—	1,863,190	—	21,639	6,134,829
Thomas Corbett, Chief Financial Officer	2024	401,500	401,500	—	365,000	—	1,242,424	—	30,104	2,440,528
Paul Forestell, Chief Actuary and Managing Partner	2024	401,500	401,500	—	—	—	621,212	—	30,104	1,454,316
Michael McRaith, Vice Chair	2024	610,000	610,000	—	2,500,000	—	776,403	—	29,960	4,526,363

(1)	Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. Sachin Shah elected to receive all of the annual incentive in DSUs.

(2)	Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2024 were awarded effective on February 24, 2025. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7300. The number of DSUs was based on a price of US$60.28, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 24, 2025.

(3)	The amount for 2024 restricted shares reflects Thomas Corbett’s award under the BWS Restricted Stock Plan.

(4)	The amount for 2024 reflects an annual grant of escrowed shares for Sachin Shah made in February 2025. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the class A exchangeable shares at the time of the award and the potential increase in value. For awards made in 2025, this is based on a hold period of 7.5 years, a volatility of 29.37%, a risk free rate of 4.36% and a dividend yield of 0.8%. This value for all grants has been discounted by 25% to reflect the five-year vesting.

(5)	The amounts for 2024 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett, Lorenzo Lorilla, Paul Forestell and Michael McRaith, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 31.32%, a risk free rate of 4.36% and a dividend yield of 0.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(6)	These amounts include annual retirement savings contributions, group benefits and participation in the executive benefits program.

Option Awards and Share-Based Awards at December 31, 2024

The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2024.

Name	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(1)(2) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(2) ($)	Market Value of Vested RS(2) ($)	Number of Unvested ESs(3) (#)	Market Value of Unvested ESs(2)(3) ($)	Market Value of Vested ESs(2)(3) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(2) ($)	Market Value of Vested DSUs(2) ($)
Sachin Shah	—	—	—	—	—	5,074,203	109,133,429	38,622,660	—	—	16,044,285
Lorenzo Lorilla	321,650	5,935,873	49,921	2,867,986	177,370	—	—	—	—	—	—
Thomas Corbett	195,725	3,780,634	6,705	385,159	201,859	—	—	—	—	—	639,700
Paul Forestell	142,450	2,523,184	1,921	110,365	167,489	—	—	—	—	—	—
Michael McRaith	106,200	1,886,303	55,948	3,214,203	47,157	—	—	—	—	—	—

(1)	The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2024 exceeded the exercise price of the options.

(2)	All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2024 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 31, 2024 was $57.45 (C$82.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2024 of C$1.00 = US$0.6953) and $57.45 on the NYSE, as applicable.

(3)	The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

Outstanding Option Awards at December 31, 2024

The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2024.

Name	Number of Securities Underlying Unexercised Options (#)	Options Exercise Price ($)	Option-Based Awards
			Options Expiration Date	Market Value of Unexercised Options(1) ($)
Lorenzo Lorilla	29,000	46.6218	February 17, 2032	314,018
	143,050	36.3654	February 16, 2033	3,016,152
	149,600	40.0322	February 15, 2034	2,605,703
Thomas Corbett	11,400	31.6443	December 13, 2029	294,185
	2,250	37.0250	February 24, 2030	45,956
	14,550	35.5621	February 21, 2031	318,469
	13,250	46.6218	February 17, 2032	143,474
	79,475	36.3654	February 16, 2033	1,675,699

Name	Number of Securities Underlying Unexercised Options (#)	Options Exercise Price ($)	Option-Based Awards
			Options Expiration Date	Market Value of Unexercised Options(1) ($)
	74,800	40.0322	February 15, 2034	1,302,851
Paul Forestell	29,000	46.6218	February 17, 2032	314,018
	63,575	36.3654	February 16, 2033	1,340,453
	49,875	40.0322	February 15, 2034	868,713
Michael McRaith	16,575	46.6218	February 17, 2032	179,477
	39,750	36.3654	February 16, 2033	838,113
	49,875	40.0322	February 15, 2034	868,713

(1)	The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 31, 2024 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 31, 2024 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 31, 2024 was $57.45 (C$82.62 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2024 of C$1.00 = US$0.6953) and $57.45 on the NYSE, as applicable.

Value Vested or Earned During 2024

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2024.

Named Executive Officer	Value Vested During 2024(1)				Non-equity incentive plan compensation – Value earned during the year ($)
	Options(2) ($)	DSUs(3) ($)	Restricted Shares(4) ($)	Escrowed Shares ($)
Sachin Shah	—	560,082	—	14,955,509	750,000
Lorenzo Lorilla	113,999	—	132,440	—	625,000
Thomas Corbett	157,166	—	81,605	—	401,500
Paul Forestell	50,664	—	37,999	—	401,500
Michael McRaith	31,678	—	55,479	—	610,000

(1)	All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2024 of C$1.00 = US$0.6953. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.

(2)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.

(3)	Values in this column represent the value of Brookfield Corporation DSUs vested in 2024, including DSUs awarded on February 16, 2024 in lieu of the cash bonus related to performance in 2023.

(4)	Values in this column represent the value of restricted shares vested in 2024, including restricted shares awarded in lieu of the cash bonus related to performance in 2023.

Pension and Retirement Benefits

The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the CRA. The NEOs based in the United States are eligible to participate in the Company’s 401(k) Savings Plan and receive a dollar-for-dollar matching contribution on up to 5% of their eligible compensation, subject to annual IRS limits. Our NEOs do not participate in any other registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and our company or Brookfield Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.

The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans, the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances, in respect of Brookfield Corporation’s long-term incentive plans or by the Compensation Committee or the Board, depending on the circumstances, in respect of the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of applicable board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all unvested options are cancelled and vested options continue to be exercisable for 60 days(1) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(1) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(1)	Up to but not beyond the expiry date of options.

Part Eight – Other Information

Indebtedness of Directors, Officers and Employees

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the company or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the company or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or any of their respective subsidiaries. There is no indebtedness to the company by current and former directors, officers or employees of the company or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the company.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full Board and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee will meet regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our Board for a determination as to whether this association affects the independent status of the director.

Additional Information

Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Our website is at bnt.brookfield.com. In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.com. Written requests for such documents may be obtained on request without charge from our Corporate Secretary by mail at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, Bermuda HM08, by telephone at 441.294.3316, or by email at bnt.enquiries@brookfield.com.

Other Business

The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders dated May 8, 2025.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the company.

By Order of the Board

“William Cox”

William Cox

Lead Independent Director

May 8, 2025

Appendix “A”

Resolutions to be Approved at the Meeting

Return of Capital Resolution

BE IT RESOLVED:

1.	THAT on the recommendation of the board (the “Board”) of directors (each a “Director”, and collectively, the “Directors”) of Brookfield Wealth Solutions Ltd. (the “company”), the company will make four quarterly returns of capital (each, a “Quarterly Capital Return” and together the “Quarterly Capital Returns”) to the holders on each Record Date (as defined below) of the company’s class A exchangeable limited voting shares (the “class A exchangeable shares”) and the class B limited voting shares (the “class B shares”), effective on or about each of September 29, 2025, December 31, 2025, March 31, 2026, and June 30, 2026, or in each case, as otherwise determined by the Board in the following manner:

(a)	in the case of the class A exchangeable shares, a Quarterly Capital Return up to the aggregate amount of $15,000,000 (plus any unreduced capital from prior quarters covered by this resolution) (the “Class A Capital Return”), with such precise amount to be determined by the Board; and

(b)	in the case of the class B shares, a Quarterly Capital Return up to the aggregate amount of $10,000 (plus any unreduced capital from prior quarters covered by this resolution) (the “Class B Capital Return”), with such precise amount to be determined by the Board.

2.	AND THAT as of May 8, 2025;

(a)	the authorized share capital of the company is C$27,500,000,000 and $78,030,004,600 and the amount of authorized share capital at such date that consisted of the class A exchangeable shares and class B shares was:

1,000,000,000 class A exchangeable shares of par value $33.009 each; and

500,000 class B shares of par value $33.009 each;

(b)	the issued share capital of the company is $1,636,146,083.9560 and the amount of issued share capital at such date that consisted of the class A exchangeable shares and class B shares was:

43,449,884 class A exchangeable shares of par value $33.009 each; and

24,000 class B shares of par value $33.009 each.

3.	AND THAT each Quarterly Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about each of September 29, 2025, December 31, 2025, March 31, 2026 and June 30, 2026, or in each case, as otherwise determined by the Board:

(a)	the par value of each class A exchangeable share will be reduced by up to the Class A Capital Return divided by the number of class A exchangeable shares then issued and outstanding, with the precise amount to be determined by the Board; and

(b)	the par value of each class B share will be reduced by up to the Class B Capital Return divided by the number of class B shares then issued and outstanding, with the precise amount to be determined by the Board.

4.	AND THAT the completion of each Quarterly Capital Return will be contingent on receipt by the Board of a confirmation by the chief financial officer of the company that the company will be able to pay its liabilities as they become due on and after each Quarterly Capital Return and corresponding reduction to the authorized share capital;

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5.	AND THAT the Board be and is hereby authorized to set a record date (each, a “Record Date”) for each Quarterly Capital Return;

6.	AND THAT the Board be and is hereby authorized to effect the Quarterly Capital Returns and to determine as it thinks expedient any and all matters in connection therewith including any determination to be made for or on behalf of the company pursuant to section 46 of the Companies Act 1981 of Bermuda and any other such matter not specifically resolved herein;

7.	AND THAT if there are no class A-1 exchangeable shares in issue on any Record Date, the par value of each class A-1 exchangeable share shall be reduced by an amount equal to the reduction amount of the par value of each class A exchangeable share at each such Quarterly Capital Return in order to ensure that, at all times, the par value of the class A-1 exchangeable shares is equal to the par value of the class A exchangeable shares;

8.	AND THAT the Board be and is hereby authorized and empowered, if they decide not to proceed with the matters approved in the aforementioned resolutions not to do so without further notice to or approval of the company’s shareholders.

Share Issuance Resolution

BE IT RESOLVED:

1.	THAT, on the recommendation of the Board, the issuance or delivery of up to 150,000,000 class A exchangeable shares, directly or indirectly, in connection with one or more reverse exchange offers or similar transactions having a similar effect (including any initial issuance of class A exchangeable shares to a Brookfield Acquiror (as defined in the Circular) for subsequent delivery to Brookfield Corporation shareholders), as more particularly described and set forth in the Circular, is hereby authorized and approved;

2.	AND THAT any Director or officer of the company be and each is hereby authorized, directed and empowered, in the name of and on behalf of the company, to execute (whether under hand as a deed or otherwise, whichever is necessary or desirable), certify, deliver, file and record such other agreements, documents, instruments, pledges, financing statements, certificates and other writings, and to take such actions, including but not limited to paying or causing to be paid all liabilities, expenses and costs, as the Director or officer acting may deem necessary or advisable to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by such execution, certification, delivery, filing, recording and/or taking such actions on behalf of the company; and

3.	AND THAT the Board be and is hereby authorized and empowered, if they decide not to proceed with the matters approved in the aforementioned resolutions not to do so without further notice to or approval of the company’s shareholders.

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Brookfield Wealth Solutions Ltd.

bnt.brookfield.com

NYSE: BNT

TSX: BNT